UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               WEBVAN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94845V103
       ------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                RONALD D. FISHER
                                  SOFTBANK INC.
                           10 LANGLEY ROAD, SUITE 403
                             NEWTON CENTRE, MA 02159
                                 (617) 928-9300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 4, 1999
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 27 Pages

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  2  OF  27  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK AMERICA INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (A) [_]
                                                                         (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             36,521,976
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              36,521,976
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       36,521,976
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  3  OF  27  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK HOLDINGS INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (A) [_]
                                                                         (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       WC, AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,372,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,372,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,372,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  4  OF  27  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CORP.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (A) [_]
                                                                         (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,372,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,372,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,372,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  5  OF  27  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MASAYOSHI SON

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (A) [_]
                                                                         (B) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,372,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,372,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,372,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son, a Japanese citizen ("Mr. Son"), in accordance with their Agreement of Joint Filing (Exhibit A hereto), hereby file this statement on Schedule 13D (the "Statement") to report the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Webvan Group, Inc., a Delaware corporation (the "Company"), beneficially owned by them. SB America, SBH, SOFTBANK and Mr. Son are collectively referred to herein as the "Reporting Persons."


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 1241 East Hillsdale Boulevard, Suite 210, Foster City, California 94404.


ITEM 2.  IDENTITY AND BACKGROUND.

         SB America is a wholly owned subsidiary of SBH, which in turn is wholly owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, securities owned by SB America may be deemed beneficially owned by SBH;
securities owned by SBH may be deemed beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

         The principal business of each of SB America and SBH is to act as a holding company for operations and investments of SOFTBANK. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The principal business offices of SB America are located at 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business offices of SBH are located at 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0015 Japan, which is also Mr. Son's business address.

         Schedules 1, 2 and 3 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SBH and SB America, respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the two preceding paragraphs. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2 and 3 hereto, (i) has been convicted in a criminal proceeding


                               Page 6 of 27 Pages

(excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SBH used available working capital in the amount of $33,356,738 to make the purchases of the 6,086,996 Series B Preferred Shares referred to in Item 4. Similarly, SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), used available working capital in the respective amounts of $123,311,813.70 and $1,688,176.08 to make the purchases of the 6,478,162 Series D-2 Preferred Shares and 88,688 Series D-2 Preferred Shares referred to in Item 4.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the Company by the Reporting Persons described herein was to make an investment in the Company.

         In May and June of 1998, SBH purchased an aggregate of 6,086,996 shares of Series B Preferred Stock of the Company ("Series B Preferred Shares") at $5.48 per share in private placements by the Company. Subsequently, SBH transferred to SB America all of the Series B Preferred Shares. As a result of stock splits on January 15, 1999, July 19, 1999 and September 21, 1999, the number of shares owned by SB America was increased to 36,521,976 Series B Preferred Shares.

         In April 1999, SBH granted options to certain officers of SOFTBANK affiliates entitling them to purchase an aggregate of 122,000 Series B Preferred Shares owned by SB America. As a result of the subsequent stock splits, these shares were increased to 366,000 shares.

         In July and August of 1999, SB Capital Partners and Advisors Fund purchased an aggregate of 6,478,162 shares and 88,688 shares, respectively, of Series D-2 Preferred Stock of the Company ("Series D-2 Preferred Shares") at $19.035 per share in private placements by the Company. As a result of the stock split on September 21, 1999, the number of shares owned by SB Capital Partners and Advisors Fund was increased to 9,717,243 and 133,032 Series D-2 Preferred Shares, respectively. Each of SB Capital Partners and Advisors Fund is an investment fund managed by its sole general partner, SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"). Accordingly, securities owned by SB Capital Partners or Advisors Fund may be regarded as being beneficially owned by SB CP LLC, the general partner of each of SB Capital Partners and Advisors Fund. Pursuant to the Limited Liability Company Agreement of SB CP LLC,


                               Page 7 of 27 Pages
investment decisions by SB CP LLC must be approved by SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("SB CPI"), its investment member, among others. As a result, SB CPI shares voting power and investment power over securities beneficially owned by SB CP LLC and therefore may be regarded as a beneficial owner of such securities. SB CPI is a wholly owned subsidiary of SBH. Accordingly, securities beneficially owned by SB CPI may be deemed beneficially owned by SBH.

         Upon the closing of the Company's initial public offering on November 10, 1999 (the "Closing"), all of the Series B Preferred Shares owned by SB America and Series D-2 Preferred Shares owned by SB Capital Partners and Advisors Fund were converted to Common Stock on a one-for-one basis.

         Other than as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on November 10, 1999 was 325,774,511.

         SB AMERICA. As of the date of filing of this Statement, SB America beneficially owns 36,521,976 shares of Common Stock, representing approximately 11.2% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         SBH. As of the date of filing of this Statement, SB Capital Partners beneficially owns 9,717,243 shares of Common Stock and Advisors Fund beneficially owns 133,032 shares of Common Stock. By virtue of being the general partner of both SB Capital Partners and Advisors Fund, SB CP LLC may be deemed a beneficial owner of the 9,850,275 shares of Common Stock


                               Page 8 of 27 Pages
owned by SB Capital Partners and Advisors Fund. By virtue of its control over investment decisions of SB CP LLC, SB CPI may be deemed a beneficial owner of the 9,850,275 shares of Common Stock beneficially owned by SB CP LLC. By virtue of its ownership of all the outstanding stock of SB America and SB CPI, SBH may be deemed a beneficial owner of a total of 46,372,251 shares of Common Stock consisting of 36,521,976 shares beneficially owned by SB America and 9,850,275 shares beneficially owned by SB CPI, or approximately 14.2% of the Common Stock outstanding.

         SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 46,372,251 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 14.2% of the Common Stock outstanding, and may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of such shares.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, the 46,372,251 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 14.2% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son. Mr. Son may be deemed to have shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of the shares described in the immediately preceding sentence.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Registration Rights Agreement, dated as of October 29, 1997, as amended (Exhibit C to this Statement), among the Company and certain of its stockholders, including SB America, SB Capital Partners and Advisors Fund (the "Registration Rights Agreement"), subject to certain exceptions, SB America, SB Capital Partners and Advisors Fund are entitled to certain demand registration rights on or after six months following the Closing with respect to the registration of their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act") and are entitled to certain piggyback registration rights in connection with a registration by the Company of its securities for its account or the account of other securityholders exercising their respective demand registration rights. In the event that the Company proposes to register its securities under the Securities Act, the holders of such piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares therein, subject to certain limitations. In addition, after the Company becomes eligible to file a registration statement on Form S-3, certain holders of demand registration rights may require the Company to file registration statements on Form S-3 under the Securities Act with respect to their securities of the Company, subject to certain limitations.


                                Page 9 of 27 Pages

         Pursuant to Lock-up Agreements entered into by SB America, SB Capital Partners and Advisors Fund, respectively, with certain underwriters, each dated August 27, 1999 (Exhibits D, E and F hereto), SB America, SB Capital Partners and Advisors Fund have each agreed not to offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company for a period of 180 days after the date of the final prospectus covering the initial public offering of the Common Stock, dated November 4, 1999, without the prior written consent of Goldman, Sachs & Co., subject to the provisions described in the next sentence and to certain exceptions (including, under certain circumstances, the transfer of capital stock of the Company by an entity to a person or entity that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such entity). According to the Lock-up Agreements, at any time beginning on the third day following the public release of the Company's earnings for the year ended December 31, 1999, each of SB America, SB Capital Partners and Advisors Fund may offer, sell, transfer, assign, pledge or otherwise dispose of up to 15% of its shares beneficially owned as of December 31, 1999; and at any time beginning on the 48th day following the public release of the Company's earnings for the year ended December 31, 1999, each of SB America, SB Capital Partners and Advisors Fund may offer, sell, transfer, assign, pledge or otherwise dispose of an additional 25% of its shares beneficially owned as of December 31, 1999.

         All references to the agreements described in this Item 6 are qualified in their entirety by the full text of such agreements, copies of which are filed as Exhibits hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A      Agreement  of Joint  Filing,  dated as of  November  15,
                        1999,  among SOFTBANK  America Inc.,  SOFTBANK  Holdings
                        Inc., SOFTBANK Corp. and Masayoshi Son.

         Exhibit B      Power of Attorney  (incorporated by reference to Exhibit
                        24 to the  Statement  on Schedule  13G filed by SOFTBANK
                        Corp.,  Masayoshi  Son and  SOFTBANK  Ventures,  Inc. on
                        February  17, 1998 with  respect to  Concentric  Network
                        Corporation).

         Exhibit C      Registration  Rights Agreement,  dated as of October 29,
                        1997,  as amended,  among Webvan Group,  Inc.,  SOFTBANK
                        America Inc.,  SOFTBANK  Capital  Partners LP,  SOFTBANK
                        Capital  Advisors Fund LP and the other parties  thereto
                        (incorporated herein by reference to Exhibit 4.2 of Webvan Group, Inc.'s Form S-1 Registration Statement, dated August 6, 1999).

         Exhibit D      Lock-up  Agreement,  dated August 27, 1999,  executed by
                        SOFTBANK America Inc.


                               Page 10 of 27 Pages

         Exhibit E      Lock-up  Agreement,  dated August 27, 1999,  executed by
                        SOFTBANK Capital Partners LP.

         Exhibit F      Lock-up  Agreement,  dated August 27, 1999,  executed by
                        SOFTBANK Capital Advisors Fund LP.


                               Page 11 of 27 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 1999                   SOFTBANK AMERICA INC.


                                    By: /s/ Ronald D. Fisher
                                        ---------------------------------------
                                        Name:   Ronald D. Fisher
                                        Title:  Vice Chairman

                                    SOFTBANK HOLDINGS INC.


                                    By: /s/ Stephen A. Grant
                                        ---------------------------------------
                                        Name:   Stephen A. Grant
                                        Title:  Secretary

                                    SOFTBANK CORP.


                                    By: /s/ Stephen A. Grant
                                        ---------------------------------------
                                        Name:   Stephen A. Grant
                                        Title:  Attorney-in-Fact

                                    MASAYOSHI SON


                                    By: /s/ Stephen A. Grant
                                        ---------------------------------------
                                        Name:   Stephen A. Grant
                                        Title:  Attorney-in-Fact

                                   SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                       PRESENT AND PRINCIPAL OCCUPATION
----                       --------------------------------

Masayoshi Son              President,  Chief  Executive  Officer and director of
                           SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Ken Miyauchi               Executive  Vice  President  and  director of SOFTBANK
                           Corp.;  President  and director of SOFTBANK  Commerce
                           Corp.

Yoshitaka Kitao            Executive Vice President, Chief Financial Officer and
                           director  of  SOFTBANK  Corp.;  director  of SOFTBANK
                           Holdings  Inc.;  President  and  director of SOFTBANK
                           Finance Corporation.

Den Fujita                 Director of SOFTBANK  Corp.;  President of McDonald's
                           Co. (Japan), Ltd.

Yoshihiko Miyauchi         Director of SOFTBANK Corp.; President of ORIX
                           Corporation.

Kenichi Ohmae              Director  of  SOFTBANK  Corp.;  President  of Ohmae &
                           Associates.

Jun Murai                  Director of SOFTBANK Corp.; Professor at Keio
                           University

Yasumitsu Shigeta          Director of SOFTBANK Corp.; President of Hikari
                           Tsushin, Inc.

Ronald D. Fisher           Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                           Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment
                           Inc.;  Managing Member of SOFTBANK  Capital  Partners
                           LLC.

Katsura Sato               Full-Time Corporate Auditor of SOFTBANK Corp.

Saburo Kobayashi           Corporate Auditor of SOFTBANK.

Yasuharu Nagashima         Corporate Auditor of SOFTBANK Corp.

Hidekazu Kubokawa          Corporate Auditor of SOFTBANK Corp.


                               Page 13 of 27 Pages

                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.


NAME                      PRESENT AND PRINCIPAL OCCUPATION
----                      --------------------------------

Masayoshi Son             Chairman  of the Board,  President  and  director  of
                          SOFTBANK  Holdings Inc.;  President,  Chief Executive
                          Officer and director of SOFTBANK Corp.

Ronald D. Fisher          Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                          Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment
                          Inc.;  Managing Member of SOFTBANK  Capital  Partners
                          LLC.

Yoshitaka Kitao           Director of SOFTBANK  Holdings  Inc.;  Executive  Vice
                          President,  Chief  Financial  Officer and  director of
                          SOFTBANK  Corp.;  President  and  director of SOFTBANK
                          Finance Corporation.

Stephen A. Grant          Secretary  of SOFTBANK  Holdings  Inc.;  Secretary of
                          SOFTBANK Capital Partners  Investment Inc.;  Partner,
                          Sullivan & Cromwell.

Thomas L. Wright          Vice President and Treasurer of SOFTBANK Holdings Inc.

Louis Demarco             Vice  President-Tax  of SOFTBANK  Holdings Inc.; Vice
                          President  of SOFTBANK  Capital  Partners  Investment
                          Inc.


                               Page 14 of 27 Pages

                                   SCHEDULE 3

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The business address for Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan.

         All directors and executive officers listed below are United States citizens, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, each a citizen of Japan.


NAME                       PRESENT AND PRINCIPAL OCCUPATION
----                       --------------------------------

Masayoshi Son              President,  Chief  Executive  Officer and director of
                           SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Ronald D. Fisher           Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                           Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment
                           Inc.;  Managing Member of SOFTBANK  Capital  Partners
                           LLC.

Yoshitaka Kitao            Executive  Vice  President,   Chief  Financial
                           Officer and director of SOFTBANK Corp.; director of SOFTBANK Holdings Inc.

Steven Murray              Treasurer  of SOFTBANK  Capital  Partners  Investment
                           Inc.

Hitoshi Hasegawa           General Counsel of SOFTBANK


                               Page 15 of 27 Pages

                                INDEX TO EXHIBITS

Exhibit No.        Exhibit
-----------        -------

     A Agreement of Joint Filing, dated as of November 15, 1999, among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Masayoshi Son.

     B Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK Corp., Masayoshi Son and SOFTBANK Ventures, Inc. on February 17, 1998 with respect to Concentric Network Corporation).

     C Registration Rights Agreement, dated as of October 29, 1997, as amended, among Webvan Group, Inc., SOFTBANK America Inc., SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and the other parties thereto (incorporated herein by reference to Exhibit 4.2 of Webvan Group, Inc.'s Form S-1 Registration Statement, dated August 6, 1999).

     D             Lock-up  Agreement,  dated August 27, 1999,  executed by
                   SOFTBANK America Inc.

     E Lock-up Agreement, dated August 27, 1999, executed by SOFTBANK Capital Partners LP.

     F Lock-up Agreement, dated August 27, 1999, executed by SOFTBANK Capital Advisors Fund LP.